CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower
Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202
Website: www.capitaland.com
(Regn. No.: 198900036N)

RECEIVED
2006 FEB -6 P 4:04
OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-4507

16 January 2006

Via Courier

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

06010674

Attn: Mr Elliot Staffin

Dear Sirs

SUPPL

CAPITALAND LIMITED
AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1. In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and news releases issued by CapitaLand Limited from 1 December 2005 till 30 December 2005, for your information and file record please.

2. Please do not hesitate to contact the undersigned at tel: (65) 68233512 or Ms Cecilia Chua at tel: (65) 68233519 if you need further assistance.

Yours faithfully

PROCESSED
FEB 08 2006
THOMSON
FINANCIAL

Ng Chooi Peng
Secretariat Manager

Encs

List of Information Made Public, Filed with the Singapore Exchange Securities Trading Limited (SGX-ST) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement and news release by The Ascott Group Limited – "Citadines Bangkok Joint Venture"	1 Dec 2005	For Public Relations Purposes
Announcement and news release by CapitaLand Limited – "Disposal by CapitaLand Retail Investments (SY) Pte. Ltd. relating to 100% of the issued share capital of Seiyu (Singapore) Private Limited"	2 Dec 2005	SGX-ST Listing Manual & For Public Relations Purposes
Announcement by CapitaLand Limited – "Establishment of indirect associated company, Tanglin Residential Pte. Ltd."	2 Dec 2005	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Incorporation of an indirect associated company, 808 Holdings Pte Ltd"	2 Dec 2005	SGX-ST Listing Manual
Announcement by Australand – "Amended Constitutions"	2 Dec 2005	For Public Relations Purposes
Announcement by Raffles Holdings Limited – "Appointment of Chief Financial Officer and Company Secretary" dated 2 Dec 2005	5 Dec 2005	For Public Relations Purposes
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, CapitaLand Financial (Beijing) Limited"	7 Dec 2005	SGX-ST Listing Manual
News release by CapitaLand Limited – "CapitaLand's Thai JV launches The Empire Place, a luxurious condominium in Bangkok's CBD"	8 Dec 2005	For Public Relations Purposes
Announcement and news release by The Ascott Group Limited – "Acquisition of additional 70% interest in Hemliner Pte Ltd"	13 Dec 2005	For Public Relations Purposes
Announcement by CapitaLand Limited – "Shanghai Pudong Xinxiang Real Estate Development Co., Ltd – Company in members' voluntary liquidation"	14 Dec 2005	SGX-ST Listing Manual
Announcements by Australand - "(1) Final 2005 Dividend/Distribution; and (2) Appointment of New Director"	15 Dec 2005	For Public Relations Purposes
Announcement by CapitaLand Limited – "Media and Analyst Briefing – Presentation slides and background statement on Orchard Turn"	16 Dec 2005	For Public Relations Purposes
Announcement by CapitaLand Limited – "Increase in share capital of wholly-owned subsidiary, CapitaLand Retail Limited"	16 Dec 2005	SGX-ST Listing Manual

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by Australand - "Australand Investment Portfolio Tops $1.4 Billion as Tower sale finalised"	16 Dec 2005	For Public Relations Purposes
Announcement by The Ascott Group Limited – "Completion of Investment in Citadines Bangkok Joint Venture"	19 Dec 2005	For Public Relations Purposes
Announcement by The Ascott Group Limited – "Change of Interest in PT Bumi Perkasa Andhika"	19 Dec 2005	For Public Relations Purposes
Announcement by The Ascott Group Limited – "Ascott Dilmun Joint Venture Asset Swap Arrangement"	22 Dec 2005	For Public Relations Purposes
Announcement and news release by The Ascott Group Limited – "(1) Completion of Acquisition of Hemliner Pte Ltd; and (2) Ascott expands beyond Bangkok and enters Pattaya with management contract for Thailand's largest serviced residence - Somerset Nusasiri Pattaya"	22 Dec 2005	For Public Relations Purposes
Announcement by CapitaLand Limited – "Establishment of indirect associated company, Orchard Turn Holding Pte. Ltd."	28 Dec 2005	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "(1) Change of Directors (2) Changes in the composition of Audit Committee, Risk Committee and Corporate Disclosure Committee"	30 Dec 2005	SGX-ST Listing Manual
Announcement and news release by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, CapitaLand Amanah Pte. Ltd."	30 Dec 2005	SGX-ST Listing Manual & For Public Relations Purposes
Announcement by CapitaLand Limited – "Change of interest in Floral Land Pte. Ltd."	30 Dec 2005	SGX-ST Listing Manual

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Announcement Details :

Announcement Reference Number	**00089**
Broadcast Status	PUBLISHED
Broadcast Date & Time	01-Dec-2005 18:26:53
Submission Date & Time	01-Dec-2005 18:26:07
Company Name	CAPITALAND LIMITED
Announcement Title	MISCELLANEOUS :: ANNOUNCEMENT AND NEWS RELEASE BY CAPITALAND LIMITED'S SUBSIDIARY, THE ASCOTT GROUP LIMITED - "CITADINES BANGKOK JOINT VENTURE"
Announcement Category	MISCELLANEOUS

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THE ASCOTT GROUP LIMITED
(Co. Reg No. 197900881N)
(Incorporated in the Republic of Singapore)

ANNOUNCEMENT

CITADINES BANGKOK JOINT VENTURE

The Board of Directors of The Ascott Group Limited (the "Company") wishes to announce that the Company's indirect wholly owned subsidiary, Citadines Bangkok (S) Pte. Ltd. ("CBS"), and Boutique Group Ltd ("BGL") have formed a joint venture to invest, develop and own one or more properties (the "Investments") to be operated and managed as serviced residences under the Citadines brand name in Thailand. For the purpose of governing and regulating the joint venture relationship, CBS and BGL have today entered into a Development Framework Agreement (the "Framework Agreement") with respect to the ownership and development of the Investments.

CBS is an investment holding company recently established by The Ascott Holdings Limited, the Company's wholly owned subsidiary, with an authorised share capital of SGD100,000 (comprising 100,000 ordinary shares of SGD1.00 each) and issued share capital of SGD1 (comprising 1 ordinary share of SGD1.00 each).

BGL is a corporation duly established and existing under the laws of Thailand owned by the Thakral Family in Thailand, which has interest in various properties and businesses within the region.

Pursuant to the Framework Agreement, CBS, Mr. Prabsharan Singh Thakral ("Mr. Prab") and Mrs Rasmi Thakral ("Mrs. Rasmi") (Mr. Prab and Mrs Rasmi shall hereinafter be referred to as the "Vendors") (CBS and the Vendors shall collectively be referred to as the "JV Parties") have today entered into the following agreements to jointly own and develop a 79-unit serviced residence project located at Sukhumvit Soi 16 in Bangkok, Thailand to be operated as Citadines Sukhumvit 16 (the "Serviced Residence") :

(i) Share Purchase Agreement ("SPA") in which CBS shall acquire from the Vendors a 49% interest (comprising 220,500 ordinary shares of Baht 100 each) (the "Sale Shares") in the registered capital of Boutique Land Ltd ("BLL") for a consideration of Baht 43,252,515 (equivalent to SGD1,773,353) on the following agreed terms :

(a) the value of Baht 22,050,000 (the "Purchase Price") for the Sale Shares; and

(b) the value of Baht 21,202,515 in addition to the Purchase Price for the 49% share of the shareholder loans in BLL as at 25 October 2005, adjusted for any additional shareholder loans on or after 25 October 2005 till before the completion (the "Completion") of the share purchase.

(collectively, the "Consideration").

(ii) Shareholders' Agreement to govern and regulate the relationship between the JV Parties and the other shareholders of BLL in respect of the ownership and development of the Serviced Residence.

The Consideration is arrived at on a willing buyer and willing seller basis, and shall be fully satisfied in cash by CBS on Completion. Completion of the share purchase shall take place on 16 December 2005 subject to satisfaction of conditions precedent as set out in the SPA. As of 16 December 2005, BLL will be an indirect associate of the Company. The remaining 51% interest (comprising 229,500 ordinary shares of Baht 100 each) in BLL will be held by Mr. Prab (25.5%), Mrs. Rasmi (25.49%) and 5 Thai nationals holding an aggregate of 5 ordinary shares of Baht 100 each (0.01%).

BLL is a corporation duly established and existing under the laws of Thailand with a registered capital of Baht 45,000,000 (comprising 450,000 ordinary shares of Baht 100 each) owned by Mr. Prab and his family.

Management of the Serviced Residence

In conjunction with the Framework Agreement, the Company's subsidiaries and BLL have entered into the following agreements in relation to the provision of pre-opening services and management services in respect of the Serviced Residence, which is targeted to complete in the second half of 2006 :-

(i) Technical Advisory Agreement in relation to the provision of pre-opening services by Ascott International Management (2001) Pte Ltd; and

(ii) Management Agreement in relation to the provision of operation, management, promotion and marketing services by Ascott International Management (Thailand) Limited.

Rationale

The above transaction is in line with the Company's strategy to enhance its foothold in Thailand's serviced residence industry by tapping on the strengths of the Citadines brand name as well as the brand's flexible business model.

Financial Effects

The transaction is not expected to have a material impact on the earnings per share and the net tangible assets per share of the Group for the financial year ending 31 December 2005.

Interests of Directors and Controlling Shareholders

None of the Directors or Controlling Shareholders of the Company has any interest, direct or indirect, in the Acquisition.

By Order of the Board

Doreen Nah
Company Secretary
1 December 2005

Note : An exchange rate of THB1 : SGD0.041 is used for this Announcement.

82 - 4507

December 1, 2005
For Immediate Release

THE ASCOTT GROUP
A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6220 8222

Facsimile
(65) 6227 2220

Website
www.the-ascott.com

NEWS RELEASE

Ascott Partners Thailand's Thakral Family to Launch Five Citadines Serviced Residences – Ascott's First Citadines in Thailand

Ascott entrenches leadership position in Bangkok with The Ascott, Somerset and Citadines

The Ascott Group (Ascott) has formed a joint venture (JV) company with Prab Thakral and family to launch five Citadines serviced residences in Bangkok. The JV agreement which marks the launch of Ascott's Citadines brand in Thailand was signed today between its wholly-owned Singapore-incorporated company, Citadines Bangkok (S) Pte Ltd and Boutique Group Ltd, owned by Thailand's Thakral family.

As part of the JV agreement, Citadines Bangkok (S) Pte Ltd will acquire 49 percent of the JV company, Boutique Land Ltd, while the remaining will be held by the Thakral family. The target is to launch five Citadines serviced residences with about 500 units by 2010.

The Citadines JV further entrenches Ascott's leadership position as the largest international serviced residence operator in Thailand where Ascott has a portfolio of more than 1,300 units in six properties under The Ascott and Somerset brands in Bangkok.

Ascott's first Citadines property in Thailand, a 79-unit serviced residence called Citadines Sukhumvit 16, is targeted to be opened in the second half of 2006. Upon completion, Ascott will manage the property for a period of 10 years with an option to renew for another 10 years, subject to agreement from both parties.

Ascott has a global portfolio of more than 15,000 serviced residence units in 40 cities and 17 countries across Europe, Asia Pacific, and the Gulf region. More than 5,000 units are under the Citadines brand in France, the United Kingdom, Belgium, Germany and Spain.

Mr Prab Thakral, Managing Director of Boutique Land Ltd said: "With Ascott's proven track record, expertise and knowledge in managing serviced residences in various parts of the world, we are confident that this joint venture will help strengthen our company's presence in the Thai market."

Mr Liew Mun Leong, Ascott's Deputy Chairman, and President and CEO of its parent company CapitaLand Limited said: "Ascott currently captures about 20% of Bangkok's upper tier serviced residence market under The

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Ascott and Somerset brands. Citadines is a well established hospitality brand in Europe; this joint venture enables us to launch several properties under the Citadines brand in Thailand to reap economies of scale and leverage on our strong brand reputation in Bangkok's serviced residence market across all segments."

"Ascott will be leveraging on the strengths of the Citadines brand name as well as its flexible business model to launch new Citadines-branded properties across Asia. Ascott's Citadines properties in Asia will be adapted to meet preferences and needs specific to the Asian market. For example, instead of having foldaway beds which are popular in Europe, Citadines Jinqiao, our first Citadines property in Asia, will have fully-structured beds as well as larger unit space compared to those in Europe, when it opens in the first quarter of 2006 in Shanghai," added Mr Liew.

Ascott's Chief Executive Officer, Mr Cameron Ong said: "The Ascott and Somerset brands have been well received in Bangkok. The Ascott Sathorn in Bangkok is particularly popular among top business executives and the well heeled, while our Somerset properties are a favourite with business executives who travel with their families. There is a growing demand particularly from younger business executives and single business travellers for smaller-sized apartment units that offer good value. Our Citadines properties are an ideal product for these business travellers - Citadines Sukhumvit 16 will feature studio units, and offer residents the flexibility of choosing from the a la carte services available so that they only pay for what they need."

"The signing of this JV is also part of Ascott's strategy to enhance our foothold in Thailand's serviced residence industry through the launch of Citadines-branded properties. It further demonstrates Ascott's confidence in Citadines' strong brand equity, and in Bangkok's hospitality industry," added Mr Ong.

Citadines Sukhumvit 16 will be located in Bangkok's thriving Sukhumvit business district, within a 5-minute walking distance from the BTS Skytrain and the Subway stations. The international airport is only a 40-minute drive from the property. A wide range of facilities will be available near Citadines Sukhumvit 16 including retail, entertainment and food and beverage outlets, hospitals, international schools, daycare centres, embassies and the Queen Sirikit National Convention Centre.

Ascott's current portfolio of properties in Bangkok includes The Ascott Sathorn, Somerset Lake Point, Somerset Park Suanplu, Somerset Suwan Park View, Somerset Grand Sukhumvit and Omni Tower.

The management contract and JV are not expected to have any material impact on the Ascott's financial results for the current financial year.

About Boutique Land Ltd

Prab Thakral of Boutique Land Ltd is the 4th generation of the Thakral families in Thailand and has interest in various properties and businesses within the region.

About The Ascott Group

The Ascott Group is a leading international serviced residence company with 15,000 serviced residence units in the key cities of Europe, Asia Pacific, and the Gulf region.

Ascott's global presence spans 40 cities in 17 countries. These include London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Hanoi, Kuala Lumpur, Tokyo, Seoul, Shanghai and Beijing in Asia; as well as Sydney, Melbourne and Auckland in Australia/New Zealand.

Headquartered in Singapore, The Ascott Group pioneered Asia Pacific's first branded luxury serviced residence in 1984. Today, it boasts a 21-year industry track record and serviced residence brands that enjoy recognition worldwide.

The Group operates three brands – The Ascott, Somerset and Citadines. Its achievements have been recognised internationally; it has clinched numerous prestigious awards including 'Best Accommodation' by The Ascott Metropolis Auckland in the 2005 World Travel Awards, TTG Asia Media's Best Serviced Residence Operator award and the Business Traveller's 2005 Best Serviced Residence Brand and Best Serviced Residence in Asia Pacific awards. For a full list of these awards, please visit : http://www.the-ascott.com/AboutUs/awards.asp

Listed on the mainboard of the Singapore Exchange, Ascott is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia, Australia, Europe and the Gulf region. Its property and hospitality portfolio spans more than 70 cities in 17 countries.

For reservations on Ascott properties, call Central Reservations on (65) 6272-7272 or visit www.the-ascott.com

For more information on Ascott property listings, visit http://www.the-ascott.com/AboutUs/ResiPortfolio.asp.

Issued by : The Ascott Group Limited Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

For more information, please contact:

FOR MEDIA:
Jacqueline Wong, Assistant Manager, Corporate Communications
Tel: (65) 6586 7234 Email: jacqueline.wong@the-ascott.com

FOR ANALYST:
Cheong Kwok Mun, Vice President, Investor Relations

Tel: (65) 6586 7233 HP: (65) 9068 8465 Email: cheong.kwokmun@the-ascott.com

Lilian Goh, Manager, Investor Relations
Tel: (65) 6586 7231 HP: (65) 97955 225 Email: lilian.goh@the-ascott.com

CapitaLand

CAPITALAND LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

DISPOSAL BY CAPITALAND RETAIL INVESTMENTS (SY) PTE. LTD. RELATING TO 100% OF THE ISSUED SHARE CAPITAL OF SEIYU (SINGAPORE) PRIVATE LIMITED

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, CapitaLand Retail Investments (SY) Pte. Ltd. ("CRSY") has entered into a sale and purchase agreement (the "Agreement") with Hua Lian (Singapore) Pte. Ltd. (the "Purchaser"), a party unrelated to CapitaLand, to sell the entire issued share capital of Seiyu (Singapore) Private Limited ("Seiyu Singapore") comprising 21,430,000 ordinary shares of S$1 each (the "Sale Shares") to the Purchaser (the "Disposal").

Concurrent with the execution of the Agreement, CRSY has also entered into a deed of undertaking with Beijing Hualian Group Investment Holding Co., Ltd. ("BHG") under which BHG undertakes to acquire the entire issued share capital in the Purchaser upon receiving the necessary regulatory approval from the relevant authorities in the People's Republic of China ("PRC") to acquire the shares in the Purchaser. BHG is the sixth largest retail group in the PRC.

The Disposal is for an aggregate cash consideration of S$4 million, subject to post completion adjustment (the "Consideration"). The Consideration is arrived at on a willing-buyer-willing-seller basis, taking into account, amongst other factors, the net tangible asset value of the relevant assets of Seiyu Singapore. The Purchaser will pay S$3 million as part of the Consideration upon completion and the remaining S$1 million of the Consideration by 9 January 2006. The adjusted net tangible asset value of the Sale Shares based on the management accounts of Seiyu Singapore for the period ended 31 October 2005 is approximately S$4 million. The completion of the Disposal is expected to take place on 7 December 2005. Upon completion of the Disposal, Seiyu Singapore will cease to be an indirect wholly-owned subsidiary of CapitaLand.

None of the Directors or controlling shareholders of CapitaLand has any interest, direct or indirect, in the transaction described above.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
2 December 2005

CapitaLand

For Immediate Release
2 December 2005

NEWS RELEASE

CapitaLand sells Seiyu Singapore to Beijing Hualian Group for S$4 million

Singapore, 2 December 2005 – CapitaLand Limited ("CapitaLand") has entered into a sale and purchase agreement (the "Agreement") to sell the entire issued share capital of Seiyu (Singapore) Private Limited ("Seiyu Singapore") (the "Sale Shares") to Hua Lian (Singapore) Pte. Ltd. (the "Purchaser"), a party unrelated to CapitaLand, for a cash consideration of S$4 million. Seiyu Singapore is a retail department store operator that CapitaLand purchased recently. The transaction is expected to be completed on 7 December 2005.

Concurrently, CapitaLand has also entered into a deed of undertaking with the Beijing Hualian Group Investment Holding Co., Ltd ("Beijing Hualian"), which is the sixth largest retail group in the People's Republic of China ("PRC"). Under the deed of undertaking, Beijing Hualian has undertaken to acquire the entire issued share capital in the Purchaser upon receiving the necessary regulatory approval from the relevant authorities in the PRC to acquire the shares in the Purchaser.

The Agreement with the Purchaser and the deed of undertaking with Beijing Hualian were made through CapitaLand Retail Investments (SY) Pte. Ltd., a wholly-owned subsidiary of CapitaLand Retail Limited, which in turn is a wholly-owned subsidiary of CapitaLand. The Purchaser will pay S$3 million as part of the consideration upon completion of the transaction. The remaining S$1 million of the consideration will be paid by 9 January 2006. The adjusted net tangible asset value of the Sale Shares, based on the management accounts of Seiyu Singapore for the period ended 31 October 2005, is approximately S$4 million.

Mr Pua Seck Guan, Chief Executive Officer of CapitaLand Retail Limited, said, "Seiyu Singapore's current operation, led by the strong and capable local management team, has been growing and is a profitable business. With Beijing Hualian Group as the shareholder, Seiyu Singapore will benefit by being part of one of the largest commercial chain retailers in China and from the Group's strong commitment to grow the retail business in the region. As the first major Chinese retailer to make its foray into Singapore, Beijing Hualian is expected to bring about synergistic benefits to shoppers as well as enhance the depth of the local retail scene."

Mr Ji Xiaoan, Chairman of Beijing Hualian Group, said, "The acquisition of Seiyu Singapore is a strategic move for the Group as it provides an excellent platform for us to expand out of China and grow our retailing business in South East Asia. Seiyu Singapore's strong brand name will provide us with a first mover advantage to penetrate the retail market in Singapore. We expect to continue to grow our presence in other countries in the region. By retaining the existing experienced management team, and by leveraging on Seiyu Singapore's established retail value chain, we believe it will enhance our competitive advantage as we venture into these new markets."

Seiyu Singapore

Seiyu Singapore currently has three department stores located in Junction 8, Lot 1 Shoppers' Mall, and Bugis Junction. The three stores occupy a total of 203,559 square feet of net lettable area (as at 31 July 2005).

Beijing Hualian Group

Beijing Hualian is one of the largest commercial chain retailers in the People's Republic of China ("PRC") and it operates numerous supermarkets, department stores and shopping malls in various PRC provinces and cities. Within the Group, it has two listed companies, namely Beijing Hualian Hypermarket Co., Ltd listed on the Shanghai Stock Exchange, and Beijing Hualian Department Store Co., Ltd listed on the Shenzhen Stock Exchange.

About CapitaLand Group

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia, Australia, Europe and the Gulf region.

The company's property and hospitality portfolio spans more than 70 cities in 17 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include Raffles Holdings, The Ascott Group, CapitaMall Trust, CapitaCommercial Trust and Australand, which is listed both in Singapore and Australia.

Issued by : **CapitaLand Limited *(Regn. No.: 198900036N)***
Date : **2 December 2005**

For media enquiries, please contact:
Julie Ong
DID: (65) 68233541
Email: julie.ong@capitaland.com.sg

For analyst enquiries, please contact:
Harold Woo
DID: (65) 68233210
Email: harold.woo@capitaland.com.sg

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT ASSOCIATED COMPANY, TANGLIN RESIDENTIAL PTE. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect associated company incorporated in Singapore:-

Name	:	Tanglin Residential Pte. Ltd. ("TRPL")
Principal Activity	:	Property Development
Authorised Share Capital	:	S$5,000,000 divided into 5,000,000 ordinary shares of S$1 each
Issued and Paid-up Share Capital	:	S$2 comprising 2 ordinary shares of S$1 each

CRL Realty Pte Ltd, an indirect wholly-owned subsidiary of CapitaLand, holds a 50% interest in TRPL. The other 50% in TRPL is held by Lippo Group International Pte. Limited, a party unrelated to CapitaLand.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
2 December 2005

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

INCORPORATION OF AN INDIRECT ASSOCIATED COMPANY, 808 HOLDINGS PTE LTD

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary CapitaLand (U.K.) Pte Ltd, has subscribed for one ordinary share of S$1 for cash at par in 808 Holdings Pte Ltd ("808 Holdings"), a company incorporated in Singapore, representing one-third of the issued and paid-up share capital of 808 Holdings. The authorised share capital of 808 Holdings is S$10,000,000 divided into 10,000,000 ordinary shares of S$1 each. The principal activity of 808 Holdings, which is equally owned by CapitaLand, Medo Investment Pte Ltd (a wholly-owned subsidiary of Genting International PLC) and HPL Properties (West) Pte Ltd (a wholly-owned subsidiary of Hotel Properties Limited), is that of investment holding.

Following the subscription, 808 Holdings is now an associated company of CapitaLand.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
2 December 2005

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Announcement Submission : Acknowledgement Page

Dear **Ng Chooi Peng** ,

Your announcement has been digitally signed and broadcast successfully.

Announcement Details :

Announcement Reference Number	**00049**
Broadcast Status	PUBLISHED
Broadcast Date & Time	02-Dec-2005 17:30:20
Submission Date & Time	02-Dec-2005 17:29:45
Company Name	CAPITALAND LIMITED
Announcement Title	MISCELLANEOUS :: ANNOUNCEMENT BY CAPITALAND LIMITED'S SUBSIDIARY AUSTRALAND PROPERTY GROUP – "AMENDED CONSTITUTIONS"
Announcement Category	MISCELLANEOUS

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SGX Securities Trading, Market Control Department (Securities Operations)

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AUSTRALAND

82 - 4507

ASX ANNOUNCEMENT
ASX CODES: ALZ
AAZPA

2 December 2005

Amended Constitutions

Please find attached copies of Supplemental Deed Polls amending the Constitutions of Australand Property Trust, Australand Property Trust No.4 and Australand Property Trust No.5.

The amendments to the respective Constitutions were to the Distribution Reinvestment Plan ("DRP") pricing formula whereby the DRP price is now set using an average of the daily volume weighted average of all sales on each of the five days following the end of the period to which the distribution relates, rather than the weighted average of all sales over the same period, as previously provided for in the Constitutions.

A copy of the new consolidated constitutions for Australand Property Trust, Australand Property Trust No.4 and Australand Property Trust No.5 are available on the Investor Relations page of Australand's website at www.australand.com.au.

For further information please contact:

Phil Mackey
Company Secretary
Phone: 61 2 9767 2182
Email: pmackey@australand.com.au

MALLESONS STEPHEN JAQUES

82 - 4507

Fourth Supplemental Deed Poll - Australand Property Trust

Dated 28 November 2005

Australand Property Limited (ABN 90 105 462 137)

Mallesons Stephen Jaques
Level 60
Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000
Australia
T +61 2 9296 2000
F +61 2 9296 3999
DX 113 Sydney
www.mallesons.com
Ref: KJB/BHM

Fourth Supplemental Deed Poll - Australand Property Trust
Details

Interpretation – definitions are at the end of the General terms

Manager	Name	**Australand Property Limited**
	ABN	90 105 462 137
	Address	Level 3, 1C Homebush Bay Drive, Rhodes New South Wales 2138

Recitals

A By deed poll declared by the Manager on 14 September 2003 (as amended) ("**Constitution**") the Australand Property Trust (ARSN 106 680 424) ("**Trust**") was established.

B On 27 October 2003 the Trust was registered as a managed investment scheme under Chapter 5C of the Corporations Act 2001 (Cwlth) ("**Corporations Act**") by the Australian Securities and Investments Commission.

C Clause 23.1 of the Constitution provides that if the Corporations Act allows the Manager may by deed amend the Constitution.

D Section 601GC(1) of the Corporations Act provides that the constitution of a registered scheme may be modified, or repealed and replaced with a new constitution:

(a) by special resolution of the members of the scheme; or

(b) by the responsible entity if it considers the change will not adversely affect members' rights.

E The Manager wishes to amend the Constitution in the manner set out in this supplemental deed poll.

F The Manager reasonably considers that the amendments to the Constitution set out in this supplemental deed poll will not adversely affect member's rights.

Governing law	New South Wales
Date of deed	See Signing page

1 Amendments to the Constitution

The Constitution is amended by making the following amendments to the first sentence in clause 10.8:

(a) inserting "average of the daily volume" immediately before the words "weighted average";

(b) replacing the word "recorded" with "traded"; and

(c) replacing the word "during" with "on each of".

2 No redeclaration etc.

The Trustee declares that it is not, by this supplemental deed poll:

(a) redeclaring the Trust; or

(b) causing the transfer, vesting or accruing of property in any person.

3 Costs

All taxes, stamp duty, registration costs and other charges payable in relation to this supplemental deed poll or otherwise arising in connection with this supplemental deed poll are to be an expense of the Trust.

4 Governing law

This supplemental deed poll is governed by the laws in force in the place specified in the details. Each person affected by it irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of that place and the courts of appeal from them.

5 Miscellaneous

5.1 Operative Time

This supplemental deed poll will take effect when the copy of this supplemental deed poll is lodged with the Australian Securities and Investments Commission.

5.2 Force and effect of Constitution

The Manager by this supplemental deed poll confirms that the Constitution remains in full force and effect.

6 Interpretation

6.1 Definitions

Terms used in this supplemental deed poll have the meaning given in the Constitution, unless the contrary intention appears.

6.2 Deed supplemental to Constitution

This supplemental deed poll is supplemental to the Constitution.

6.3 Headings

Headings are inserted for convenience only and do not affect the interpretation of this supplemental deed poll.

EXECUTED as a deed

Signing page

DATED: 28 November 2005

EXECUTED by **AUSTRALAND PROPERTY LIMITED** in accordance with section 127(1) of the Corporations Act 2001 (Cwlth) by authority of its directors:

....	....
Signature of director	Signature of ~~director~~/company secretary* *delete whichever is not applicable
BRENDAN PATRICK CROTTY	PHILIP JOHN MACKEY
....	....
Name of director (block letters)	Name of ~~director~~/company secretary* (block letters) *delete whichever is not applicable

MALLESONS STEPHEN JAQUES

Supplemental Deed Poll - Australand Property Trust No. 4

Dated 28 November 2005

Australand Investments Limited (ABN 12 086 673 092)

Mallesons Stephen Jaques
Level 60
Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000
Australia
T +61 2 9296 2000
F +61 2 9296 3999
DX 113 Sydney
www.mallesons.com
Ref: KJB/BHM

Supplemental Deed Poll - Australand Property Trust No. 4

Details

Interpretation – definitions are at the end of the General terms

Manager	Name	**Australand Investments Limited**
	ABN	12 086 673 092
	Address	Level 3, 1C Homebush Bay Drive, Rhodes New South Wales 2138

Recitals

A By deed poll declared by Australand Industrial No. 56 Pty Limited on 30 September 2002 (as amended) ("**Constitution**") the Australand Property Trust No. 4 (ARSN 108 254 413) ("**Trust**") was established.

B On 11 March 2004 the Trust was registered as a managed investment scheme under Chapter 5C of the Corporations Act 2001 (Cwlth) ("**Corporations Act**") by the Australian Securities and Investments Commission.

C Clause 24.1 of the Constitution provides that subject to the Corporations Act, the Manager may by deed amend the Constitution.

D Section 601GC(1) of the Corporations Act provides that the constitution of a registered scheme may be modified, or repealed and replaced with a new constitution:

(a) by special resolution of the members of the scheme; or

(b) by the responsible entity if it considers the change will not adversely affect members' rights.

E The Manager wishes to amend the Constitution in the manner set out in this supplemental deed poll.

F The Manager reasonably considers that the amendments to the Constitution set out in this supplemental deed poll will not adversely affect member's rights.

Governing law New South Wales

Date of deed See Signing page

Supplemental Deed Poll - Australand Property Trust No. 4

General terms

1 Amendments to the Constitution

The Constitution is amended by making the following amendments to the first sentence in clause 11.10:

(a) inserting "average of the daily volume" immediately before the words "weighted average";

(b) replacing the word "recorded" with "traded"; and

(c) replacing the word "during" with "on each of".

2 No redeclaration etc.

The Trustee declares that it is not, by this supplemental deed poll:

(a) redeclaring the Trust; or

(b) causing the transfer, vesting or accruing of property in any person.

3 Costs

All taxes, stamp duty, registration costs and other charges payable in relation to this supplemental deed poll or otherwise arising in connection with this supplemental deed poll are to be an expense of the Trust.

4 Governing law

This supplemental deed poll is governed by the laws in force in the place specified in the details. Each person affected by it irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of that place and the courts of appeal from them.

5 Miscellaneous

5.1 Operative Time

This supplemental deed poll will take effect when the copy of this supplemental deed poll is lodged with the Australian Securities and Investments Commission.

5.2 Force and effect of Constitution

The Manager by this supplemental deed poll confirms that the Constitution remains in full force and effect.

6 Interpretation

6.1 Definitions

Terms used in this supplemental deed poll have the meaning given in the Constitution, unless the contrary intention appears.

6.2 Deed supplemental to Constitution

This supplemental deed poll is supplemental to the Constitution.

6.3 Headings

Headings are inserted for convenience only and do not affect the interpretation of this supplemental deed poll.

EXECUTED as a deed

Supplemental Deed Poll - Australand Property Trust No. 4

Signing page

DATED: 28 November 2005

EXECUTED by **AUSTRALAND INVESTMENTS LIMITED** in accordance with section 127(1) of the Corporations Act 2001 (Cwlth) by authority of its directors:

....
Signature of director

BRENDAN PATRICK CROTTY..............................
Name of director (block letters)

....
Signature of ~~director~~/company secretary*
*delete whichever is not applicable

PHILIP JOHN MACKEY..............................
Name of ~~director~~/company secretary*
(block letters)
*delete whichever is not applicable

MALLESONS STEPHEN JAQUES

Supplemental Deed Poll - Australand Property Trust No. 5

Dated 28 November 2005

Australand Investments Limited (ABN 12 086 673 092)

Mallesons Stephen Jaques
Level 60
Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000
Australia
T +61 2 9296 2000
F +61 2 9296 3999
DX 113 Sydney
www.mallesons.com
Ref: KJB/BHM

Supplemental Deed Poll - Australand Property Trust No. 5

Details

Interpretation – definitions are at the end of the General terms

Manager	Name	**Australand Investments Limited**
	ABN	12 086 673 092
	Address	Level 3, 1C Homebush Bay Drive, Rhodes New South Wales 2138

Recitals

A By deed poll declared by Australand Wholesale Holdings Limited on 19 October 2003 (as amended) ("**Constitution**") the Australand Property Trust No. 5 (ARSN 108 254 771) ("**Trust**") was established.

B On 11 March 2004 the Trust was registered as a managed investment scheme under Chapter 5C of the Corporations Act 2001 (Cwlth) ("**Corporations Act**") by the Australian Securities and Investments Commission.

C Clause 25.1 of the Constitution provides that, if the Corporations Act allows, the Manager may by deed amend the Constitution.

D Section 601GC(1) of the Corporations Act provides that the constitution of a registered scheme may be modified, or repealed and replaced with a new constitution:

(a) by special resolution of the members of the scheme; or

(b) by the responsible entity if it considers the change will not adversely affect members' rights.

E The Manager wishes to amend the Constitution in the manner set out in this supplemental deed poll.

F The Manager reasonably considers that the amendments to the Constitution set out in this supplemental deed poll will not adversely affect member's rights.

Governing law	New South Wales
Date of deed	See Signing page

Supplemental Deed Poll - Australand Property Trust No. 5

General terms

1 Amendments to the Constitution

The Constitution is amended by making the following amendments to the first sentence in clause 12.8:

(a) inserting "average of the daily volume" immediately before the words "weighted average";

(b) replacing the word "recorded" with "traded"; and

(c) replacing the word "during" with "on each of".

2 No redeclaration etc.

The Trustee declares that it is not, by this supplemental deed poll:

(a) redeclaring the Trust; or

(b) causing the transfer, vesting or accruing of property in any person.

3 Costs

All taxes, stamp duty, registration costs and other charges payable in relation to this supplemental deed poll or otherwise arising in connection with this supplemental deed poll are to be an expense of the Trust.

4 Governing law

This supplemental deed poll is governed by the laws in force in the place specified in the details. Each person affected by it irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of that place and the courts of appeal from them.

5 Miscellaneous

5.1 Operative Time

This supplemental deed poll will take effect when the copy of this supplemental deed poll is lodged with the Australian Securities and Investments Commission.

5.2 Force and effect of Constitution

The Manager by this supplemental deed poll confirms that the Constitution remains in full force and effect.

6 Interpretation

6.1 Definitions

Terms used in this supplemental deed poll have the meaning given in the Constitution, unless the contrary intention appears.

6.2 Deed supplemental to Constitution

This supplemental deed poll is supplemental to the Constitution.

6.3 Headings

Headings are inserted for convenience only and do not affect the interpretation of this supplemental deed poll.

EXECUTED as a deed

Supplemental Deed Poll - Australand Property Trust No. 5

Signing page

DATED: 28 November 2005

EXECUTED by **AUSTRALAND INVESTMENTS LIMITED** in accordance with section 127(1) of the Corporations Act 2001 (Cwlth) by authority of its directors:

....
Signature of director

BRENDAN PATRICK CROTTY
....
Name of director (block letters)

....
Signature of ~~director~~/company secretary*
*delete whichever is not applicable

PHILIP JOHN MACKEY
....
Name of ~~director~~/company secretary*
(block letters)
*delete whichever is not applicable

RECEIVED
2006 FEB -6 P 4:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SINGAPORE EXCHANGE

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Announcement Submission : Acknowledgement Page

Dear **Rose Kong** ,

Your announcement has been digitally signed and broadcast successfully.

Announcement Details :

Announcement Reference Number	**00012**
Broadcast Status	PUBLISHED
Broadcast Date & Time	05-Dec-2005 12:37:47
Submission Date & Time	05-Dec-2005 12:36:34
Company Name	CAPITALAND LIMITED
Announcement Title	MISCELLANEOUS :: ANNOUNCEMENT BY CAPITALAND LIMITED'S SUBSID RAFFLES HOLDINGS LIMITED – "APPOINTMENT OF CHIEF FINANCIAL OF AND COMPANY SECRETARY"
Announcement Category	MISCELLANEOUS

Thank you

SGX Securities Trading, Market Control Department (Securities Operations)

Ok

Raffles
HOLDINGS
A Member of CapitaLand

RAFFLES HOLDINGS LIMITED (REG. NO. 199506093G)

Appointment of Chief Financial Officer and Company Secretary

Raffles Holdings Limited (the "Company") is pleased to announce the appointment of Ms Ng Lai Leng as the Chief Financial Officer and Company Secretary in place of Ms Wong Lai Kuen, who has resigned from the Company with effect from 2 December 2005. The Company extends its appreciation for Ms Wong's contributions to the Company and wishes her well in her future endeavours.

Ms Ng will be responsible for overseeing the Group's financial activities including Group accounting, consolidation reporting, tax, treasury and insurance matters as well as the Group's Corporate Secretariat matters.

Ms Ng holds a Bachelor of Accountancy (Honours) degree from the National University of Singapore and is a Fellow of both the Institute of Certified Public Accountants of Singapore (ICPAS) and the Certified Public Accountants Australia (CPA). She has extensive working experience of more than 22 years at a senior level in the finance, accounting, treasury, taxation and corporate secretariat functions.

The detailed template announcement, pursuant to Rule 704(7) of the Listing Manual, containing the particulars of Ms Ng will be released separately to the SGX-ST.

For and on Behalf of the Board

Jennie Chua
President & CEO
2 December 2005

82 - 4507

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, CAPITALAND FINANCIAL (BEIJING) LIMITED

CapitaLand Limited wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in the People's Republic of China:

Name	:	CapitaLand Financial (Beijing) Limited
Principal Activity	:	Investment & Financial Advisory Services
Registered Capital	:	US$100,000

By Order of the Board

Rose Kong
Company Secretary
7 December 2005

82 - 4507

RECEIVED
2006 FEB -6 P 4: 41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CapitaLand

For Immediate Release
8 December 2005

CapitaLand's Thai JV launches The Empire Place, a luxurious condominium in Bangkok's CBD

Over 25% sold during pre-launch sales

Singapore, 8 December 2005 – TCC Capital Land, CapitaLand's joint venture in Thailand with TCC Land, is launching today its third condominium project, The Empire Place, at an average price of Baht 95,000 per square metre. Located in Bangkok's central business district, The Empire Place at Narathiwad Rachanakarin Soi 4 is a five-minute walk to the Chong Nonsi BTS skytrain station, which runs along Silom Road leading to the main shopping areas in central Bangkok. Pre-launch sales have been brisk. Over 25 percent or 70 units out of the 275 units launched, have already been sold.

TCC Capital Land had in September 2005 acquired the Narathiwad site and another prime residential site at Sukhumvit in Bangkok for a total of Baht 1.33 billion (S$55 million) from private land owners. The Empire Place is a 45-storey tower with 440 apartments, sitting on a freehold site of 8,712 square metres. The development is close to amenities including the sky train, offices, international schools, hospitals, hypermarkets and shopping centres.

Mr Chen Lian Pang, CEO of TCC Capital Land, said: "Our first two condominium projects have done very well, as they are high quality properties. Both Athenee Residence and Villa Rachkru are fully sold. We continue to see encouraging home sales in Bangkok, and are confident that the buying momentum will be supported by pent up demand for housing and strong economic fundamentals. The Empire Place will be a new landmark in Bangkok's skyline, with its elegant blend of Art-Deco and Neo-Gothic design, which is attractive to young urbanites."

About CapitaLand Group (www.capitaland.com):

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia, Australia, Europe and the Gulf region.

The company's property and hospitality portfolio spans more than 70 cities in 17 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include Raffles Holdings, The Ascott Group, CapitaMall Trust, CapitaCommercial Trust and Australand, which is listed both in Singapore and Australia.

CapitaLand's listed serviced residence arm, The Ascott Group ("Ascott"), is currently the largest international serviced residence operator in Bangkok with six properties comprising over 1,300 units under The Ascott and Somerset brands. Recently, Ascott formed a JV company with Prab Thakral and family to launch five Citadines serviced residences in Bangkok. Ascott's first Citadines property in Thailand, the 79-unit Citadines Sukhumvit 16, is targeted to be opened in the second half of 2006.

Issued by: **CapitaLand Limited** *(Co. Regn: 198900036N)*
Date: **8 December 2005**

For more information, please contact:

Analyst Contact	Media Contact
Cheong Kwok Mun	Julie Ong
Investor Relations	Communications
HP: (65) 90688465	DID: (65) 68233541; HP: (65) 97340122
cheong.kwokmun@capitaland.com.sg	julie.ong@capitaland.com.sg

SGX. Tomorrow's Market, Today

WELCOME 1J2700

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Dear **Rose Kong** ,

Your announcement has been digitally signed and broadcast successfully.

Announcement Details :

Announcement Reference Number	**00073**
Broadcast Status	PUBLISHED
Broadcast Date & Time	13-Dec-2005 18:49:41
Submission Date & Time	13-Dec-2005 18:48:30
Company Name	CAPITALAND LIMITED
Announcement Title	MISCELLANEOUS :: ANNOUNCEMENT AND NEWS RELEASE BY CAPITALAND LIMITED'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "ACQUISITION OF ADDITIONAL 70% INTEREST IN HEMLINER PTE LTD"
Announcement Category	MISCELLANEOUS

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82 - 4507

THE ASCOTT GROUP LIMITED

ANNOUNCEMENT

ACQUISITION OF ADDITIONAL 70% INTEREST IN HEMLINER PTE LTD

The Board of Directors of The Ascott Group Limited (the "Company") is pleased to announce that the Company's indirect wholly owned subsidiary, The Ascott Hospitality Holdings Pte Ltd ("TAHHPL") has today entered into a Share Sale Agreement ("SSA") with Reco Meadow Pte Ltd ("Reco") in which TAHHPL shall acquire from Reco its 70% equity interest (comprising 7 ordinary shares of $1.00 each) (the "Sale Shares") in Hemliner Pte Ltd ("Hemliner") (the "Acquisition") for the net cash consideration of USD 9.2 million (equivalent to SGD 15.6 million) (the "Share Sale Consideration").

Hemliner is a joint venture company incorporated in Singapore owned by Reco (70%) and TAHHPL (30%, comprising 3 ordinary shares of $1.00 each). Hemliner owns 100% of the registered capital of Hemliner (Beijing) Real Estate Co., Ltd ("Hemliner Beijing"), a wholly foreign owned company established in Beijing, People's Republic of China, which owns The Ascott Beijing.

Reco is an affiliate company of GIC Real Estate, the real estate investment arm of the Government of Singapore Investment Corporation, which manages the foreign reserves of Singapore. GIC Real Estate invests in real estate-related assets outside of Singapore, covering all property sectors (including office, retail, industrial, hotel or residential assets) and product types, ranging from direct building acquisitions, property investment funds to strategic stakes in publicly-listed property companies, joint ventures and real estate debt.

Terms of the Acquisition

The Share Sale Consideration, arrived at on a willing buyer and willing seller basis, is computed based on an enterprise value of USD130 million (equivalent to SGD 220 million) for 100% of Hemliner shares adjusted to take into account Hemliner's and Hemliner Beijing's net current assets and liabilities, shareholders' loans (the "Shareholders' Loan") of approximately USD 50.3 million (equivalent to SGD 85.1 million) and bank loan of approximately USD 66.4 million (equivalent to SGD 112.3 million) as at 30 September 2005.

The Share Sale Consideration shall be subject to (i) adjustment at completion date (the "Completion") based on Hemliner's and Hemliner Beijing's consolidated unaudited accounts as at 31 October 2005 or such later date as agreed between the parties (the "First Adjustment") and (ii) final adjustment based on Hemliner's consolidated unaudited accounts at Completion (the "Second Adjustment"). The closing of the completion accounts shall take place 30 days from Completion as agreed between the parties.

The Completion of the Acquisition, subject to satisfaction of conditions precedent, is targeted to take place within 14 business days from today or such other date as mutually agreed between Reco and the Company. As at Completion, Hemliner shall become an indirect wholly owned subsidiary of the Company.

As at today, TAHHPL has paid to Reco a sum of USD 920,000 (equivalent to SGD 1.6 million), being the 10% deposit of the Share Sale Consideration. The remaining 90% of the Share Sale Consideration (computed after the First Adjustment) shall be payable by TAHHPL on Completion, and any adjustment amount based on the completion accounts (computed after the Second Adjustment) shall be payable by TAHHPL to Reco within 30 days of Completion.

In addition to the Share Sale Consideration, TAHHPL shall also on Completion, pay to Reco a sum of USD 35.2 million (equivalent to SGD 59.6 million), being Reco's 70% share of the total Shareholders' Loan due by Hemliner, and shall assume Reco's rights and obligations under the said Shareholder's Loan.

Rationale

The Acquisition in line with the Company's growth strategy in the China market. The Ascott Beijing with its prime location and established brand name is set to capitalise on the continued economic growth of the capital city. The full ownership of the property will put the Group in a better position to further enhance the value of the property.

Financial Effects

Based on The Ascott Group's audited consolidated financial statements for the year ended 31 December 2004:

(a) assuming that the Transaction had been effected at the end of the Group's financial year ended 31 December 2004, the financial impact on the net tangible assets per share of the Group would not be material.

(b) assuming that the Transaction had been effected at the beginning of the Group's financial year ended 31 December 2004 (i.e. on 1 January 2004), the financial impact on the earnings per share of the Group for the financial year ended 31 December 2004 would not be material.

Relative Figures

(a) Net profit test

The relative figures that were computed on the basis set out in Rule 1006(b) of the Listing Manual of the SGX-ST are as set out below :

The net profit before income tax, minority interests and extraordinary items attributable to the asset to be acquired of by the Company for the most recent financial period ended 30 September 2005 is SGD 2.3 million and constitutes approximately 4% of the net profit before income tax, minority interests and extraordinary items of the Group amounting to SGD 55.9 million for the same period.

(b) Market capitalisation test

The relative figures that were computed on the basis set out in Rule 1006(c) of the Listing Manual of the SGX-ST are as set out below:

The aggregate consideration of SGD 75.2 million paid for the Transaction constitutes approximately 7% of the market capitalisation of the Company of SGD 1,060.8 million, based on the weighted average price of the Company's shares transacted on 12 December 2005, being the last market day preceding the date of the SSA.

Interest of Directors and Controlling Shareholders

None of the Directors or Controlling Shareholders of the Company has any interest, direct or indirect, in the Acquisition.

Document available for Inspection

A copy of the SSA is available for inspection during normal business hours at the Company's registered office at 8 Shenton Way #13-01 Temasek Tower Singapore 068811 for three (3) months from the date of this Announcement.

By Order of the Board

Doreen Nah
Company Secretary
13 December 2005

Note : An exchange rate of USD1: SGD1.692 is used for this Announcement.

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

SHANGHAI PUDONG XINXIANG REAL ESTATE DEVELOPMENT CO., LTD – COMPANY IN MEMBERS' VOLUNTARY LIQUIDATION

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect subsidiary, Shanghai Pudong Xinxiang Real Estate Development Co., Ltd ("SPXX"), a company incorporated in the People's Republic of China, has been placed under members' voluntary liquidation.

The liquidation of SPXX is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2005.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
14 December 2005

82 - 4507

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Announcement Details :

Announcement Reference Number	**00088**
Broadcast Status	PUBLISHED
Broadcast Date & Time	15-Dec-2005 17:58:19
Submission Date & Time	15-Dec-2005 17:57:35
Company Name	CAPITALAND LIMITED
Announcement Title	MISCELLANEOUS :: ANNOUNCEMENTS BY CAPITALAND LIMITED'S SUBSIDIARY, AUSTRALAND – "(1) FINAL 2005 DIVIDEND/DISTRIBUTION; AND (2) APPOINTMENT OF NEW DIRECTOR"
Announcement Category	MISCELLANEOUS

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82 - 4507

AUSTRALAND

ASX ANNOUNCEMENT
ASX CODES: ALZ
AAZPA

15 December 2005

FINAL 2005 DIVIDEND / DISTRIBUTION

Australand announces that pursuant to Listing Rule 3.20 and Appendices 3A(1) and 6A(1):

- The final dividend / distribution for the year ending 31 December 2005 will be 4.5 cents per stapled security, comprising an estimated 2.9 cent fully franked dividend and estimated 1.6 cents of distributions from Australand's property trusts. This brings the total dividend / distribution for 2005 to 16.5 cents per stapled security. Exact details of the final 2005 dividend / distribution will be provided when Australand announces its full year 2005 financial results on Monday, 6 February 2006.
- The Books Closing date (Record Date) for determining the entitlement to this dividend / distribution will be 5.00pm on 31 December 2005.
- Australand stapled securities will be quoted ex-dividend / distribution on Thursday, 22 December 2005.
- This dividend / distribution will be paid on Wednesday, 8 February 2006.
- As announced on 30 November 2005, a new Distribution Reinvestment Plan ("DRP") will be operative for this dividend / distribution.
- Under the new DRP, all security holders whose registered address is in Australia or New Zealand are eligible to participate in the DRP. Security holders who are not resident in Australia or New Zealand may only participate in the DRP if the Administrators are satisfied that the issue of stapled securities to them under the DRP rules is lawful and practicable.
- Securities will be issued under the DRP at a discount of 2.5% to the average of the daily volume weighted average of all sales of Australand stapled securities traded on the Australian Stock Exchange for each of the first five trading days following the Record Date being 3 - 9 January 2006 inclusive. The DRP price will be announced on Tuesday, 10 January 2006.
- **As this is a new DRP, all security holders wishing to participate will need to lodge a new DRP participation form even if they have participated in the previous DRP.** The last date for registration to participate in the DRP is the Record Date of 31 December 2005.
- A copy of the DRP Rules is available from the Registrar, Computershare Investor Services Pty Ltd on **1300 855 080** or from our registered office. A copy is also available on Australand's website at **www.australand.com.au**

For further information, please contact:

Phil Mackey
Company Secretary
Tel: +61 2 9767 2182
Email: pmackey@australand.com.au

David Craig
Chief Financial Officer
Tel: +61 2 9767 2041
Email: dcraig@australand.com.au

AUSTRALAND

ASX ANNOUNCEMENT
ASX CODES: ALZ
AAZPA

15 December 2005

APPOINTMENT OF NEW DIRECTOR

Australand is pleased to announce the appointment today of Mr. Paul Isherwood as another independent non-executive director of Australand Holdings Limited, Australand Property Limited and Australand Investments Limited. Mr. Isherwood has also been appointed to the Board's Audit Committee.

Mr. Isherwood is currently the Chairman of Globe International Limited and Stadium Australia Management Limited and is a director of St George Bank Limited.

Commenting on the appointment, Australand's Chairman Tham Kui Seng said, "We are very pleased to have Paul join the Australand Board. He has a very strong finance and accounting background and proven leadership from his career at Coopers & Lybrand spanning some 38 years. Paul will be a very valuable addition to Australand's Board and the Audit Committee," Mr. Tham said.

For further information, please contact:

Brendan Crotty
Managing Director
Tel: +61 2 9767 2002
Email: bcrotty@australand.com.au

SINGAPORE EXCHANGE

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RECEIVED
2006 FEB -8 P 4:5
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Announcement Submission : Acknowledgement Page

Dear **Ng Chooi Peng** ,

Your announcement has been digitally signed and broadcast successfully.

Announcement Details :

Announcement Reference Number	**00029**
Broadcast Status	PUBLISHED
Broadcast Date & Time	16-Dec-2005 12:51:36
Submission Date & Time	16-Dec-2005 12:50:47
Company Name	CAPITALAND LIMITED
Announcement Title	MISCELLANEOUS :: MEDIA & ANALYST BRIEFING - PRESENTATION SLIDES AND BACKGROUND STATEMENT ON ORCHARD TURN
Announcement Category	MISCELLANEOUS

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SGX Securities Trading, Market Control Department (Securities Operations)

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CapitaLand

Orchard Turn Bid
-- *Reflects Future Market Confidence*

16 December 2005

Asia – Fastest Growing By Far

GDP Growth of Major Economies (% y-o-y)



EIU Forecast (as at July 2005)
Asia (incl. Australia)
US
World
OECD
EU (25 countries)
Japan
Asia – 80% higher growth rate than the world
GDP Growth (% y-o-y)
8
7
6
5
4
3
2
1
0
-1
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
World
OECD
EU (25 countries)
Asia (incl. Australia)
US
Japan

Source: EIU & CapitaLand Research

CapitaLand

82 - 4507

Singapore Still Under-Shopped
... hence expect further growth

Retail Property Supply Per Capita


retail sqm per capita
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
Singapore
Germany
HK
France
Japan
UK
Italy
Nehterlands
Spain
Australia
US
shopping centres
other retail

Source: JLL, CBRE, UBS (Global Real Estate Analyzer, Dec 2004 Issue) & CapitaLand Research

- Singapore remains "under-shopped" compared to regional (e.g. HK, Japan, and Australia) and western major markets.
- Given this structural shortage, retail sector is expected to outperform other property sectors over the long-term.

CapitaLand

Orchard Turn & Comparable Property Valuation

Orchard Rd Properties	Owner	Land Tenure	NLA (retail) (sq ft)	Capital Value (S$ psf)	Ave. Rental (S$ psf)
Wisma Atria (1)	Prime REIT	56-yr	121,181	4,674	26.6
Ngee Ann City	Prime REIT	67-yr	256,517	1,763	10.6
Paragon	SPH	FH	442,000	2,690	13.8
Plaza Singapura	CapitaMall Trust	FH&LH	486,113	1,635	9.7

Source: UBS & CapitaLand Research

Paragon will be closest comparable to Orchard Turn, in terms of size, location and profile

Orchard Turn has a breakeven cost of S$2500 psf

(1) Wisma Atria's current average rental of S$26.6 psfpm is not directly comparable as it only pertains to 120,000 sf of specialty retail space, which is substantially fashion

(2) Based on max. 1.35 mn sq ft GFA, 70% for retail use, and 70% efficiency ratio

CapitaLand

Orchard Road Rental... more room for growth

The World's Most Expensive Shopping Street

2005 Rank	City	Location	Rental (US$/sq m/yr)	% Below Highest (NY)
1	New York	5th Avenue	13,993	--
2	Hong Kong	Causeway Bay	11,653	-17%
3	Paris	Avenue des Champs Elysees	8,024	-43%
4	London	New Bond Street	6,753	-52%
5	Tokyo	Ginza	5,578	-60%
6	Dublin	Grafton Street	4,423	-68%
7	Sydney	Pitt Street Mall	3,807	-73%
8	Seoul	Myeongdong	3,764	-73%
9	Munich	Kaufingerstrabe	3,632	-74%
10	Zurich	Bahnhofstrasse	3,513	-75%
11	Moscow	Tverskaya	3,400	-76%
12	Athens	Ermou	2,906	-79%
13	Madrid	Preciados	2,789	-80%
14	**Singapore**	**Orchard Road**	**2,604**	**-81%**
15	Milan/Rome	Via Montenapoleone/Via Condotti	2,603	-81%

Orchard Road rental level is only 19% of that of 5th Avenue (NY)!

Source: Cushman & Wakefield and CapitaLand Research

CapitaLand

Luxury Segment Price on the Upward Trajectory

Capital Value of High-end Residential Properties in Singapore


2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
(S$ psf)
Forecast
1,835
1,127
1,550
1,546
1,350
1,380
1,350
1,345
1,500
1,518
1,691
1,832
1,914
2,005
2,080
1,000
717
867
870
787
760
750
750
775
784
874
947
989
1,036
1,075
1997
1998
1999
2000
2001
2002
2003
2004
3Q'05
2005
2006
2007
2008
2009
2010
Luxury Segment
Prime Segment

Source: CBRE, JLL & CapitaLand Research

* Price index by CBRE is might be different from that from URA, due to the different composition of the basket of projects selected to construct the index.

- Luxury segment price increased by 11.5% during 1Q-3Q'05..., market is forecasting a 10% p.a. increase for the next 3 years for this segment...
- Recent launches of some projects suggest that niche and differentiated projects are able to significantly outperform the overall market benchmarks
- Achieving a price of S$1,800-S$2,000 should not be a big challenge if the project is able to differentiate itself successfully...

CapitaLand

Orchard Turn Site

Media & Analyst Briefing
16 December 2005

CapitaLand

Sun Hung Kai Properties Limited



Tremendous Growth for Singapore's Tourism Industry

- In January 2005, Minister Lim Hng Kiang outlined the Tourism Blueprint 2015, setting ambitious targets for the tourism industry.

Tourism Blueprint 2015

Triple tourism receipts to S$30 billion

Double visitor arrivals to 17 million

↑ ↑

Singapore Government is committed to TRANSFORM SINGAPORE into a MUST-SEE DESTINATION

↑ ↑

Introduce "WOW" & BOLD PROJECTS / CONCEPTS

Integrated Resorts at Marina Bay and Sentosa

RE-MAKE ORCHARD ROAD to become one of the **WORLD'S GREATEST SHOPPING STREET**

Source : Speech by Mr Lim Neo Chian, Deputy Chairman & Chief Executive, STB, at Global Hospitality Forum, 7 December 2005

Sun Hung Kai Properties

CapitaLand

Orchard Turn – Centre of Gravity (CG) in Orchard Road

Landmark development located at gateway to Orchard Road

Direct connectivity to Orchard MRT station with 80,000 pass through per day

Prime Frontage with high visibility along Singapore's premium shopping street





Atrium space for staging high profile events & celebrations

Iconic architecture design

Showcase of choice for international brand names & retailers

Viewing deck offering spectacular panoramic view

Picture Source : URA Sale of Sites document for Orchard Turn and Somerset

Sun Hung Kai Properties

2

CapitaLand

Core Orchard Road Lacks Retail & Residential Supply

- There has been no residential and retail developments along core Orchard Road for the past 20 and 10 years respectively. The last significant retail development was in 1993.
- Orchard Turn project marks the development of a signature retail cum residential project on the last prime plot along core Orchard Road
- Presents the ONLY opportunity to jointly DEVELOP a prestigious Orchard Road project by one of the largest listed property developer in Hong Kong and the largest listed property companies in South East Asia.



International Finance Centre, Hong Kong   The Leighton Hill, Hong Kong



Tanglin Residences,Singapore



Vivo City, Singapore

-Developments by Sun Hung Kai Properties Limited   Developments by CapitaLand Limited

Sun Hung Kai Properties

3

CapitaLand

Development Details

Sun Hung Kai Properties

CapitaLand

Key Features of Development

Features	Description
Public Event Space	32,000sf at 1st storey fronting Orchard Road
Orchard MRT	The development integrated with existing Orchard MRT
Observation Deck	Publicly accessible, provided at any of the top 3 floors, at a minimum height of 164m
Public Concourse	Contiguous with the MRT concourse at basement 2 level
Underground Pedestrian Network	Underground walkway connected to Wheelock Place
Linkage to Wisma Atria	Development would be linked to level 4 of Wisma Atria
Art Exhibition Space	5,380sf dedicated for art exhibition within the building

Sun Hung Kai Properties

5

CapitaLand

Development Details

	Retail	Residential
Permissible Gross Floor Area, sf	1,353,315	
Gross Floor Area, sf	947,000 – 1,015,000	338,000 – 406,000
% of Permissible GFA	70 - 75%	25 - 30%
Net Lettable Area	644,000 – 690,000 (6 -8 levels)	n.a.
Construction Start	3Q 2006	
TOP	4Q 2008	4Q 2010
Commencement of Sales	n.a	2Q 2007

Sun Hung Kai Properties CapitaLand

6

Development Cost

	Retail	Residential
Permissible Gross Floor Area, sf	1,353,315	
Gross Floor Area, sf	947,000 – 1,015,000	338,000 – 406,000
% of Permissible GFA	70 - 75%	25 - 30%
Net Lettable Area/ Saleable Area (sf)	644,000 – 690,000 (6 -8 levels)	n.a
Yield on Costs	7.0% – 7.5%	n.a
Average Rent, psf pmth	$18-$19	n.a
Land Cost, ppr	$1,130	$700
Breakeven Costs	$2,500-$2,550 (NLA)	$1,400-$1,450
Capital Value	$2,950-$3,500 (at exit cap 6% - 5.5%)	n.a

- If economic growth continues to grow at 4% p.a., rent can be expected to increase by 10% ($1.80 psf pmth)
- Land would be worth $200M more

Sun Hung Kai Properties CapitaLand

7

Appendix

Background statement on Orchard Turn

Said Mr Liew Mun Leong, President and CEO of CapitaLand Group: "We are extremely pleased with the URA's announcement today on the tender for the prime Orchard Turn site.

Together with our partner, Sun Hung Kai Properties, we have dedicated substantial effort to design a mixed retail and residential development that maximises the potential of the site and delivers our target level of return.

Sun Hung Kai Properties and CapitaLand have an impressive record of building world class integrated landmark properties in our respective international and domestic markets. The partnership not only brings together our property development skillsets but also our enlarged tenant base which are core ingredients in the successful development of a large retail mall.

As the last prime site along Orchard Road, the partners are committed to building an iconic retail mall that will drastically change the retail scene in this major shopping belt. We are confident of not only bringing tremendous vibrancy to the retail experience along Singapore's premier shopping street, but also building residential units that will be much sought after.

We expect that this integrated development along Orchard Road will complement the integrated resorts to be built along Marina Bay and Sentosa, and together they will contribute significantly to the growth of tourist arrivals and tourism receipts to Singapore."

About Sun Hung Kai Properties

Sun Hung Kai Properties (SHKP) is one of Hong Kong's largest property companies, and its core business is in developing all types of projects both for sale and investment. The company has created some of the most memorable icons on the Hong Kong skyline, including International Finance Centre – currently the tallest building in the territory – and it is now developing International Commerce Centre, which will take over as Hong Kong's tallest when it is finished in a few year's time.

The company has built a strong brand name over the decades, along with a reputation for premium quality and comprehensive customer care across the residential, office and retail markets. SHKP developments are known for first-class architecture and the highest standards of construction, materials, facilities and service. The company's property development business is supplemented by complementary activities in sectors such as insurance, estate management, hotels and car parks.

About CapitaLand

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia, Australia, Europe and the Gulf region. It has built landmark integrated developments internationally like Canary Riverside in London, Raffles City Shanghai and Freshwater Place in Melbourne. In Singapore, it has also developed Raffles City.

The company's property and hospitality portfolio spans more than 70 cities in 17 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include Raffles Holdings, The Ascott Group, CapitaMall Trust, CapitaCommercial Trust and Australand, which is listed both in Singapore and Australia.

CapitaLand

CAPITALAND LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

INCREASE IN SHARE CAPITAL OF WHOLLY-OWNED SUBSIDIARY, CAPITALAND RETAIL LIMITED

CapitaLand Limited ("CapitaLand") wishes to announce that its wholly-owned subsidiary, CapitaLand Retail Limited ("CRTL"), has increased its authorised share capital from S$1,000,000 divided into 1,000,000 ordinary shares of S$1.00 each to S$50,000,000 divided into 50,000,000 ordinary shares of S$1.00 each by the creation of 49,000,000 ordinary shares of S$1.00 each.

CRTL has also increased its issued and paid-up ordinary share capital from S$2 to S$50,000,000 by the allotment and issue of 49,999,998 ordinary shares of S$1.00 each issued to CapitaLand for cash at par.

CapitaLand's interest in CRTL remains unchanged at 100% after the increase.

The increase in share capital of CRTL is for operational purposes.

The increase in share capital is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2005.

By Order of the Board

Rose Kong
Company Secretary
16 December 2005

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Announcement Reference Number	**00053**
Broadcast Status	PUBLISHED
Broadcast Date & Time	16-Dec-2005 17:25:58
Submission Date & Time	16-Dec-2005 17:25:13
Company Name	CAPITALAND LIMITED
Announcement Title	MISCELLANEOUS :: ANNOUNCEMENT BY CAPITALAND LIMITED'S SUBSIDIARY, AUSTRALAND – "AUSTRALAND INVESTMENT PORTFOLIO TOPS $1.4 BILLION AS TOWER SALE FINALISED"
Announcement Category	MISCELLANEOUS

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AUSTRALAND

ASX ANNOUNCEMENT
ASX CODES: ALZ
AAZPA

16 December 2005

AUSTRALAND INVESTMENT PORTFOLIO TOPS $1.4 BILLION AS TOWER SALE FINALISED

Australand confirmed today its second major acquisition in as many months with the purchase of a commercial office investment at 80 Alfred Street, Milsons Point, NSW. The property is fully leased and with an 8-year lease back arrangement from vendor Tower Limited over some 60% of the total office area.

The building comprises 4 levels of basement car parking, 3 retails shops, an ATM and some 13 levels of office space with panoramic views totalling 10,271 sqm.

According to Australand Executive General Manager, Commercial & Industrial, John Thomas, "The acquisition provides Australand with a quality income producing asset with an initial yield of close to 8% and the added potential for long-term development."

The building is one of the few remaining office towers in Milsons Point and is ideally located directly opposite the entry to the Milsons Point railway station, surrounded by primarily residential, hotel & retail development. The building has sweeping harbour views from most levels.

The purchase follows closely Australand's joint acquisition with Queensland Funds Manager, Property Funds Australia, of the Civic Tower, from Grocon for $104.5 million, which is expected to settle today.

According to Mr. Thomas "both acquisitions are accretive to Trust distributions, and bring total investment assets acquired or developed internally in 2005 to close to $280 million."

With the recent merger of Australand Wholesale Property Trusts 4 & 5, Australand's investment portfolio is now nearing $1.3 billion with some 48 properties under management.

Australand expects to commence 2006 with committed projects with an aggregate value of over $500 million expected to deliver revenues to the group over the next two years. According to Mr. Thomas "this is a record development pipeline for the Group and reflects a broadening in the Group's development strategy whilst maintaining strong growth in its investment portfolio."

For further information, please contact:
John Thomas, Executive General Manager, Australand Holdings Limited
02 976 2967
0419 926 077

Tower Limited Contact: Rod Metcalfe, Tower Media Relations
02 9448 9767
0402 470 307

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Broadcast Status	PUBLISHED
Broadcast Date & Time	19-Dec-2005 12:35:11
Submission Date & Time	19-Dec-2005 12:34:34
Company Name	CAPITALAND LIMITED
Announcement Title	MISCELLANEOUS :: ANNOUNCEMENT BY CAPITALAND LIMITED'S SUBSIDIARY, THE ASCOTT GROUP LIMITED - "COMPLETION OF INVESTMENT IN CITADINES BANGKOK JOINT VENTURE"
Announcement Category	MISCELLANEOUS

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THE ASCOTT GROUP LIMITED
(Co. Reg. No. 197900881N)
(Incorporated in the Republic of Singapore)

ANNOUNCEMENT

COMPLETION OF INVESTMENT IN CITADINES BANGKOK JOINT VENTURE

Further to the announcement made by The Ascott Group Limited (the "Company") on 1 December 2005, the Board of Directors of the Company is pleased to announce that the acquisition by its indirect wholly owned subsidiary, Citadines Bangkok (S) Pte. Ltd., of a 49 percent interest in the registered capital of Boutique Land Ltd at the total consideration (taking into account completion adjustments) of Baht 43,463,300 (equivalent to SGD1,781,995), has been completed today.

BY ORDER OF THE BOARD
Doreen Nah
Company Secretary
16 December 2005

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Announcement Reference Number	**00075**
Broadcast Status	PUBLISHED
Broadcast Date & Time	19-Dec-2005 18:12:24
Submission Date & Time	19-Dec-2005 18:11:45
Company Name	CAPITALAND LIMITED
Announcement Title	MISCELLANEOUS :: ANNOUNCEMENT BY CAPITALAND LIMITED'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "CHANGE OF INTEREST IN PT BUMI PERKASA ANDHIKA"
Announcement Category	MISCELLANEOUS

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THE ASCOTT GROUP LIMITED

(Regn. No. 197900881N)

ANNOUNCEMENT

CHANGE OF INTEREST IN PT BUMI PERKASA ANDHIKA

The Board of Directors of the Company wishes to announce that the Company has, through its wholly owned subsidiary, Javana Pte Ltd ("Javana"), acquired an additional 15% interest in PT Bumi Perkasa Andhika ("PT BPA") from PT Menara Duta ("PT MD"), at a total consideration of USD1.00 (equivalent to SGD 1.69) pursuant to an Option Agreement dated 31 December 1999 entered into between PT MD and Javana. The consideration has been satisfied in cash.

To fulfil Indonesia's regulatory requirement, Javana has also sold 1% of its interest in PT BPA to Budi Sanjaya Djunaidi, an Indonesian national, for a total consideration of Rp222,500,000 (equivalent to SGD 36,600). The consideration, arrived at on a willing buyer-willing seller basis, has been satisfied in cash.

As a result of the aforesaid transactions, Javana's interest in PT BPA increased from 85% to 99%.

PT BPA is the owner of the serviced residence located at No. 2 Jalan Kebon Kacang Raya Jakarta 10230, Indonesia and known as The Ascott Jakarta.

Financial Effects

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of the Group for the financial year ending 31 December 2005.

Interest of Director and Controlling Shareholders

None of the Directors or Controlling Shareholders of the Company has any interest, direct or indirect, in the above transactions.

By order of the Board
Doreen Nah
Company Secretary
19 December 2005

Note : An exchange rate of USD1: SGD1.69 and Rp1 : SGD 0.00016 are used for this Announcement.

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Announcement Reference Number	**00025**
Broadcast Status	PUBLISHED
Broadcast Date & Time	22-Dec-2005 12:41:04
Submission Date & Time	22-Dec-2005 12:40:25
Company Name	CAPITALAND LIMITED
Announcement Title	MISCELLANEOUS :: ANNOUNCEMENT BY CAPITALAND LIMITED'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "ASCOTT DILMUN JOINT VENTURE ASSET SWAP ARRANGEMENT"
Announcement Category	MISCELLANEOUS

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RECEIVED 2006 FEB -6 P 4:55 OFFICE OF INTERNATIONAL CORPORATE FINANCE

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THE ASCOTT GROUP LIMITED
(Co. Reg. No. 197900881N)
(Incorporated in the Republic of Singapore)

ANNOUNCEMENT

ASCOTT DILMUN JOINT VENTURE ASSET SWAP ARRANGEMENT

The Board of Directors of The Ascott Group Limited (the "Company") wishes to announce that Ascott Dilmun Holdings Limited ("Ascott Dilmun"), a 50-50 joint venture company between Crown Dilmun (Serviced Apartments) C.I. Limited ('Crown Dilmun") and Ascott Group (Jersey) Limited ("Ascott Jersey"), had on 21 December 2005 entered into an agreement (the "Agreement") with Crown Dilmun and Ascott Jersey for the sale of the following investments owned by Ascott Dilmun (the "Asset Swap") :-

1. Sale to Ascott Jersey, an indirect wholly owned subsidiary of the Company set up in Jersey, Channel Islands :

   (i) 99% interest (comprising 10,000 ordinary shares of £1 each) in Greenpark Investments (Guernsey) Limited ("Greenpark"), a company incorporated in Guernsey, Channel Islands, which owns The Ascott Mayfair ("TAM") serviced residence in London, United Kingdom ("UK"); and

   (ii) 100% interest (comprising 1 ordinary share of £1) in The Ascott Mayfair Operating Limited ("TAM Op Co"), a company incorporated in the UK, which is the operator of TAM.

(Greenpark and TAM Op Co interests collectively known as "Mayfair Shares")

2. Sale to Crown Dilmun :

   (i) 100% interest (comprising 2 ordinary shares of £1 each) in Queensgate Gardens (C.I.) Limited ("Queensgate"), a company incorporated in Jersey, Channel Islands, which owns Somerset Queensgate Gardens ("SQG") serviced residence in London, UK; and

   (ii) 100% interest (comprising 1 ordinary share of £1) in Somerset Queens Gate Gardens Operating Limited ("SQG Op Co"), a company incorporated in the UK, which is the operator of SQG.

(Queensgate and SQG Op Co interests collectively known as "Queensgate Shares")

As a result of the Asset Swap, Ascott Jersey's interest in Greenpark increased from 49.5% to 99%, thereby making Greenpark a 99% indirect subsidiary of the Company. The remaining 1% interest in Greenpark is held by Monitor Holdings Limited, an unrelated party to the Company, to fulfil regulatory requirements in Guernsey. TAM Op Co has also become an indirect wholly owned subsidiary of the Company through Ascott Jersey. Queensgate and SQG Op Co have ceased to be associated companies of the Company.

Terms of the Asset Swap

(a) Mayfair Shares

Pursuant to the Agreement, Ascott Jersey acquired the Mayfair Shares from Ascott Dilmun on a willing seller willing buyer basis for a net cash consideration of £9.6 million (equivalent to SGD28.3 million) (the "Mayfair Consideration") on the following bases :

Bases	Amount (million) £	Amount (million) SGD equivalent
(i) Enterprise Value for 100% of Greenpark shares	24.5	72.2
Including / adjusting for :		
(a) Outstanding Bank Loan	(14)	(41.3)
(b) Net Current Assets as at 30 September 2005 *	0.4	1.2
(ii) Net Asset Value of TAM Op Co as at 30 September 2005 *	(1.3)	(3.8)

** Subject to adjustment on completion of Asset Swap*

(b) Queensgate Shares

Pursuant to the Agreement, Ascott Dilmun sold the Queensgate Shares to Crown Dilmun on a willing seller willing buyer basis for a net cash consideration of £10.6 million (equivalent to SGD31.3 million) (the "Queensgate Consideration") on the following bases:

Bases	Amount (million) £	Amount (million) SGD equivalent
(i) Enterprise Value for 100% of Queensgate shares	23.8	70.2
Including / adjusting for :		
(a) Outstanding Bank Loan	(13.8)	(40.7)
(b) Net Current Assets as at 30 September 2005 *	2.1	6.2
(ii) Net Asset Value of SQG Op Co as at 30 September 2005*	(1.5)	(4.4)

** Subject to adjustment on completion of Asset Swap*

The Asset Swap had been completed on 21 December 2005. The Mayfair Consideration and Queensgate Consideration are subject to further adjustment upon the finalisation of the completion accounts and completion statements on or before 28 February 2006.

Rationale

The Asset Swap is in line with the Company's strategy to focus on strengthening the Ascott brand in the UK and eventually the continental European markets. The full ownership of The Ascott Mayfair will put the Company in a vantage position to further enhance the value of the property.

Financial Effects

The Asset Swap is not expected to have a material impact on the earnings per share and the net tangible assets per share of the Group for the financial year ending 31 December 2005.

Interests of Directors and Controlling Shareholders

None of the Directors or Controlling Shareholders of the Company has any interest, direct or indirect, in the above transactions.

By Order of the Board

Doreen Nah
Company Secretary
22 December 2005

Note : An exchange rate of £1: SGD2.95 is used for this Announcement.

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Announcement Reference Number	**00088**
Broadcast Status	PUBLISHED
Broadcast Date & Time	22-Dec-2005 18:22:02
Submission Date & Time	22-Dec-2005 18:21:22
Company Name	CAPITALAND LIMITED
Announcement Title	MISCELLANEOUS :: ANNOUNCEMENT AND NEWS RELEASE BY CAPITALAND LIMITED'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "(1) COMPLETION OF ACQUISITION OF HEMLINER PTE LTD; AND (2) ASCOTT EXPANDS BEYOND BANGKOK AND ENTERS PATTAYA WITH MANAGEMENT CONTRACT FOR THAILAND'S LARGEST SERVICED RESIDENCE - SOMERSET NUSASIRI PATTAYA"
Announcement Category	MISCELLANEOUS

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THE ASCOTT GROUP LIMITED
(Co. Reg. No. 197900881N)
(Incorporated in the Republic of Singapore)

ANNOUNCEMENT

COMPLETION OF ACQUISITION OF HEMLINER PTE LTD

Further to the announcement made by The Ascott Group Limited (the "Company") on 13 December 2005, the Board of Directors of the Company is pleased to announce that the acquisition by its indirect wholly owned subsidiary, The Ascott Hospitality Holdings Pte Ltd, of an additional 70-percent interest in the registered capital of Hemliner Pte has been completed today.

BY ORDER OF THE BOARD
Doreen Nah
Company Secretary
22 December 2005

Note : An exchange rate of USD1: SGD1.67 is used for this Announcement.

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December 22, 2005
For Immediate Release

THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6220 8222

Facsimile
(65) 6227 2220

Website
www.the-ascott.com

NEWS RELEASE

Ascott expands beyond Bangkok and enters Pattaya with management contract for Thailand's largest serviced residence - Somerset Nusasiri Pattaya

630 residence units to cater to long-stay expatriates from burgeoning industrial and manufacturing zone in Eastern Seaboard and high-yield MICE segment in Pattaya

The Ascott Group (Ascott) has secured a management contract for a 630-unit serviced residence from The Nusasiri Group, a leading real estate developer in Thailand. The largest serviced residence in Thailand, Somerset Nusasiri Pattaya will be located along Jomtien Beach in Chonburi province.

The management contract for Somerset Nusasiri Pattaya marks Ascott's entry into Pattaya; the property will be Ascott's first serviced residence outside of Bangkok. It brings Ascott's portfolio in Thailand to over 2,000 units in eight properties.

Somerset Nusasiri Pattaya is targeted for launch in the second half of 2006. Upon completion, Ascott will manage the property for a period of five years with an option to renew for another five years.

With a total land area of 16,000 square metres, Somerset Nusasiri Pattaya will feature studio and one to three bedroom units, a swimming pool, gymnasium, sauna, and a range of retail establishments including food and beverage outlets to cater to the growing expatriate community from the burgeoning industrial and manufacturing zone in Thailand's Eastern Seaboard which comprises Chonburi and its neighbouring provinces.

According to the Board of Investment of Thailand (BOI), the value of investment applications approved by the BOI for the country has grown from THB 266.2 billion (US$6.7 billion) in 2001 to THB 486.3 billion (US$12.2 billion) in the first ten months of 2005. Of the total investments approved by the BOI, a significant amount of the investments has been in the Eastern Seaboard from the petrochemical, electronics and automobile sectors.

Somerset Nusasiri Pattaya will also be equipped with 500 square metres of meeting facilities to cater to the growing high-yield MICE (meetings, incentives, conventions and exhibitions) segment in Pattaya.

SINGAPORE
AUSTRALIA
BELGIUM
CHINA
FRANCE
GERMANY
INDONESIA
JAPAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
SOUTH KOREA
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

Somerset Nusasiri Pattaya has good accessibility through the major highways (Highway No. 3 and Sukhumvit highway) which connect to Bangkok, and the provinces of Samutprakan and Rayong. The new Suvarnabhumi Airport which is scheduled to be opened by the end of 2006 is one and a half hours' drive from Pattaya. According to Thailand Convention and Exhibition Bureau, Pattaya is not only one of Asia's premier beach destinations, it is gaining international recognition as a venue for corporate meetings and conventions. The opening of the new airport is expected to further boost Pattaya's appeal as a MICE destination.

Mr Liew Mun Leong, Ascott's Deputy Chairman, and President and CEO of its parent company CapitaLand Limited said: "With the addition of Somerset Nusasiri Pattaya, Ascott will have a total of over 2,000 units in eight properties in Thailand, making it one of the key countries for the Group's aggressive expansion. Somerset Nusasiri Pattaya will be Ascott's first serviced residence outside of Bangkok. It dovetails with Ascott's strategic plans not only to expand outside of Bangkok but also to build up its three brands, The Ascott, Somerset and Citadines in Thailand."

"The development of Somerset Nusasiri Pattaya will enable Ascott to capitalise on the strong potential demand for serviced residences from the growing expatriate community from the burgeoning industrial and manufacturing zone in Thailand's Eastern Seaboard, and to tap on Pattaya's growing high-yield MICE segment. With Ascott's international experience and leading presence in Thailand, we will be able to leverage on our economies of scale and be better placed to serve the needs of corporations with expatriate staff in Bangkok, Pattaya and Thailand's Eastern Seaboard," added Mr Liew.

Ascott's Managing Director and CEO, Mr Cameron Ong said: "The rapid growth of Thailand's Eastern Seaboard area comprising Chonburi and its neighbouring provinces, as an industrial and manufacturing zone has attracted significant foreign investments in recent years. This growth has in turn contributed to Pattaya's attractiveness as a popular business destination with a steady rise in corporate meetings and business travel. Apart from its beautiful beaches, Pattaya has city-living conveniences which are comparable to Bangkok's in many ways. Somerset Nusasiri Pattaya will offer all the conveniences that a business traveller looks for, as well as a beautiful beach resort living environment."

Located in the middle of Jomtien beach towards the south of Pattaya, Somerset Nusasiri Pattaya will offer residents beautiful views of exotic beaches, as well as proximity to various dining, shopping, night entertainment as well as sports and recreational facilities.

Ascott's current portfolio of properties in Bangkok includes The Ascott Sathorn, Somerset Lake Point, Somerset Park Suanplu, Somerset Suwan Park View, Somerset Grand Sukhumvit, Citadines Sukhumvit 16 and Omni Tower. Ascott's latest properties in Bangkok, Citadines Sukhumvit 16 is expected to be opened in the second half of 2006 while Somerset Grand Sukhumvit is targeted for launch in the first quarter of 2008.

The management contract for Somerset Nusasiri Pattaya is not expected to have any material impact on Ascott's financial results for the current financial year.

About The Nusasiri Group

The Nusasiri Group, a subsidiary of Krissana Group, is a prominent privately-owned property developer in Thailand and is highly recognized for its residential developments in Bangkok, Phuket and Udon Thani. The owners are the Thepcharoen family, Thais with Indian origin. In 1995 they moved to Bangkok to develop housing estates after their success in Udon Thani province. To-date, they have launched 22 housing projects under "Krissana" and "Nusasiri" brands. For more information on the company please visit website: www.nusasiri.com.

About The Ascott Group

The Ascott Group is a leading international serviced residence company with over 15,000 serviced residence units in the key cities of Europe, Asia Pacific, and the Gulf region.

Ascott's global presence spans over 40 cities in 17 countries. These include London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Pattaya, Hanoi, Kuala Lumpur, Tokyo, Seoul, Shanghai and Beijing in Asia; as well as Sydney, Melbourne and Auckland in Australia/New Zealand.

Headquartered in Singapore, The Ascott Group pioneered Asia Pacific's first branded luxury serviced residence in 1984. Today, it boasts a 21-year industry track record and serviced residence brands that enjoy recognition worldwide.

The Group operates three brands – The Ascott, Somerset and Citadines. Its achievements have been recognised internationally; it has clinched numerous prestigious awards including 'Best Accommodation' by The Ascott Metropolis Auckland in the 2005 World Travel Awards, TTG Asia Media's Best Serviced Residence Operator award and the Business Traveller's 2005 Best Serviced Residence Brand and Best Serviced Residence in Asia Pacific awards. For a full list of these awards, please visit : http://www.the-ascott.com/AboutUs/awards.asp

Listed on the mainboard of the Singapore Exchange, Ascott is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East. Its property and hospitality portfolio spans more than 70 cities in 17 countries.

For reservations on Ascott properties, call Central Reservations on (65) 6272-7272 or visit www.the-ascott.com.

For more information on Ascott property listings, visit http://www.the-ascott.com/AboutUs/ResiPortfolio.asp.

Issued by : The Ascott Group Limited Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

For more information, please contact:

FOR MEDIA:
Celina Low, Vice President, Corporate Communications
Tel: (65) 6586 0475 Hp: (65) 9682 5458 Email: celina.low@the-ascott.com

Joan Tan, Manager, Corporate Communications
Tel: (65) 6586 0474 Hp: (65) 9743 9503 Email: joan.tan@the-ascott.com

FOR ANALYST:
Cheong Kwok Mun, Vice President, Investor Relations
Tel: (65) 6586 7233 HP: (65) 9068 8465 Email: cheong.kwokmun@the-ascott.com

Lilian Goh, Manager, Investor Relations
Tel: (65) 6586 7231 HP: (65) 97955 225 Email: lilian.goh@the-ascott.com

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT ASSOCIATED COMPANY, ORCHARD TURN HOLDING PTE. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect associated company incorporated in Singapore:

Name	:	Orchard Turn Holding Pte. Ltd. ("OTH")
Principal Activity	:	Investment Holding
Authorised Share Capital	:	S$10,000,000 divided into 10,000,000 ordinary shares of S$1 each
Issued and Paid-up Share Capital	:	S$2 comprising 2 ordinary shares of S$1 each

CapitaLand Retail Singapore Investments Pte. Ltd., an indirect wholly-owned subsidiary of CapitaLand, holds 50% of the issued and paid-up share capital of OTH, whilst the other 50% is held by Gresward Pte. Ltd., an indirect wholly-owned subsidiary of Sun Hung Kai Properties Limited.

By Order of the Board

Rose Kong
Company Secretary
28 December 2005

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

(1) CHANGE OF DIRECTORS
(2) CHANGES IN THE COMPOSITION OF AUDIT COMMITTEE, RISK COMMITTEE AND CORPORATE DISCLOSURE COMMITTEE

CapitaLand Limited (the "Company") wishes to announce the following changes with effect from 2 January 2006:

(1) The appointment of Mrs Arfat Selvam as (i) Director, (ii) Member of Audit Committee, (iii) Member of Risk Committee, and (iv) Member of Corporate Disclosure Committee of the Company; and

(2) The resignation of Mr Lucien Wong Yuen Kuai as (i) Director, (ii) Member of Audit Committee, (iii) Member of Risk Committee, and (iv) Member of Corporate Disclosure Committee of the Company.

The Board wishes to express its appreciation to Mr Lucien Wong for his contributions to the Company.

Following the above changes, the Board of Directors, Audit Committee, Risk Committee and Corporate Disclosure Committee of the Company will comprise the following Directors:

Board of Directors

Dr Richard Hu Tsu Tau - Chairman
Mr Hsuan Owyang - Deputy Chairman
Mr Liew Mun Leong - President & CEO
Mr Andrew Robert Fowell Buxton
Professor Robert Henry Edelstein
Dr Victor Fung Kwok King
Mr Richard Edward Hale
Mr James Koh Cher Siang
Mr Lim Chin Beng
Mr Peter Seah Lim Huat
Mrs Arfat Selvam
Mr Jackson Peter Tai

Audit Committee

Mr Richard Edward Hale - Chairman, Independent Non-executive Director
Mr James Koh Cher Siang, Independent Non-executive Director
Mrs Arfat Selvam, Independent Non-executive Director

Risk Committee

Mr James Koh Cher Siang – Chairman, Independent Non-executive Director
Mr Richard Edward Hale, Independent Non-executive Director
Mrs Arfat Selvam, Independent Non-executive Director

Corporate Disclosure Committee

Mr James Koh Cher Siang – Chairman, Independent Non-executive Director
Mr Liew Mun Leong, Executive Director
Mrs Arfat Selvam, Independent Non-executive Director

The detailed template announcement, pursuant to Rule 704(7) of the Listing Manual, containing the particulars of Mrs Arfat Selvam, is being released separately to the Singapore Exchange Securities Trading Limited.

By Order of the Board

Rose Kong
Company Secretary
30 December 2005

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, CAPITALAND AMANAH PTE. LTD.

CapitaLand Limited wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in Singapore:

Name	:	CapitaLand Amanah Pte. Ltd.
Principal Activity	:	Investment Holding and Advisory Services
Authorised Share Capital	:	S$500,000 divided into 500,000 ordinary shares of S$1 each
Issued and Paid-up Share Capital	:	S$1 comprising 1 ordinary share of S$1

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
30 December 2005

82 - 4507

CapitaLand

30 December 2005
For Immediate Release

CapitaLand sets up new unit and recruits senior executive to spearhead its Shari'ah compliant real estate financial business

Singapore, 30 December 2005 – CapitaLand Limited ("CapitaLand") has set up a new business unit, CapitaLand Amanah Pte Ltd, to grow its Shari'ah compliant real estate financial business in Asia. CapitaLand Amanah Pte Ltd, wholly-owned by CapitaLand Financial Limited, will invest in and provide advisory services -- including origination, structuring and asset management -- for Shari'ah compliant real estate products. The company will target institutional investors and high networth individuals who are looking for Asian-based real estate investment opportunities.

The MD of CapitaLand Amanah Pte Ltd is Mr Mohamad Abdul Halim Bin Ahmad. He is an Associate Member of the Institute of Chartered Accountants in England and Wales and holds a first class honours degree in Civil Engineering from the Imperial College, University of London. He was formerly the Managing Director of Landmarks Berhad, a property company listed on the Bursa Malaysia Securities Berhad. Mr Halim has also served on the boards of various organisations like Shangri-La Hotels Malaysia Berhad and currently serves on the boards of Saujana Consolidated Berhad, TDM Berhad and the Malaysian Accounting Standards Board.

Mr Liew Mun Leong, President & CEO of CapitaLand Group, said: "We have set up this new business unit following the huge and growing demand for Shari'ah compliant financial products in Asia. As the global Islamic financial market is currently estimated to be worth up to US$300 billion (S$507 billion), the Group has decided to set up a dedicated business unit to tap the tremendous growth opportunities in this area.

With the appointment of Halim as the new MD, we will proactively originate Islamic financing and related real estate opportunities, develop and manage relationships with Middle-Eastern clients, and create suitable real estate products for these investors. He will also be part of a core team which is actively developing our direct investment initiatives in the Middle East. Looking ahead, CapitaLand plans to launch another US$500 million (S$846 million) worth of Islamic compliant investment products within the next two years."

With this new business unit, CapitaLand will be able to access the global Islamic financial market to accelerate the Group's targeted goal of increasing its assets under management to S$13 billion by end 2007. This will augment the Group's current investor base, which are mainly from the US, UK and Europe.

In May 2005, CapitaLand formed Arc-CapitaLand Residences Japan ("ACRJ"), a Shari'ah compliant property vehicle, through a strategic partnership with Arcapita Bank B.S.C.(c) ("Arcapita"), a Bahrain investment banking group. ACRJ, with total investible funds of JPY 30 billion (S$423 million), has bought five rental apartment properties in Tokyo, Osaka and Fukuoka totaling 359 apartments and worth JPY 8.5 billion (S$120 million) as seed investments. Separately, CapitaLand has inked a deal with Japanese rental apartment developer, SAMTY Co., Ltd for an annual pipeline of JPY 5-10 billion worth of rental apartments in the three major cities in Japan's Kansai region – Osaka, Kobe and Kyoto.

Assets Under Management

CapitaLand has had distinctive successes such as the pioneering of Singapore's Reit market with the listing of CapitaMall Trust in 2002, the subsequent listing of CapitaCommercial Trust in 2004, and as the strategic partner of The Link Reit, Hong Kong's first Reit which was listed last month. It also has eight private property funds in Asia including, Singapore, China and Japan. These funds are: Eureka Office Fund, IP Property Fund, CapitaRetail Singapore, CapitaLand China Residential Fund, CapitaRetail Japan Fund, Mezzo Capital, Arc-CapitaLand Residences Japan, and CapitaLand China Development Fund. Through these, the Group has a strong competitive advantage to grow its financial services business further in an international arena. The Group aims to further increase its assets under management to S$13 billion in the next three years, up from the S$6.85 billion as at 30 September 2005.

About CapitaLand Group (www.capitaland.com.sg)

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's property and hospitality portfolio spans more than 70 cities in 17 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, Raffles Holdings, CapitaMall Trust, CapitaCommercial Trust and Australand, which is listed both in Singapore and Australia.

Issued by CapitaLand Limited *(Regn. No.: 198900036N)*
30 December 2005

For media enquiries, please contact:
Julie Ong
DID: (65) 68233541
Email: julie.ong@capitaland.com.sg

For analyst enquiries, please contact:
Harold Woo
DID: (65) 68233210
Email: harold.woo@capitaland.com.sg

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

CHANGE OF INTEREST IN FLORAL LAND PTE. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect effective interest in Floral Land Pte. Ltd. ("Floral Land"), an indirect subsidiary incorporated in Singapore, has increased from 73.44% to 86.72%.

The change in interest took place when Heatley Pte. Ltd. an indirect wholly-owned subsidiary of CapitaLand, increased its stake from 60% to 80% via the subscription and allotment of an additional 20% interest (comprising 10 ordinary shares of S$1 each) in the capital of Floral Land for a total consideration of S$10. The other shareholder of Floral Land, CapitaLand China Residential Fund Ltd ("CCRF") did not subscribe for any additional shares.

CapitaLand has a 33.61% indirect interest in CCRF. CCRF is a fund company set up to invest primarily in residential development projects in PRC.

The above is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2005.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
30 December 2005